Exhibit 12(b)

CLECO POWER
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the three months ended	For the six months ended	For the twelve months ended
June 30, 2002
(Thousands, except ratios)

Earnings from continuing operations	$ 15,381	$ 29,479	$ 67,446
Income taxes	9,478	17,403	37,792

Earnings from continuing operations before income taxes	$ 24,859	$ 46,882	$ 105,238
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Fixed charges:
Interest, long-term debt	$ 6,581	$ 12,561	$ 24,103
Interest, other (including interest on short-term debt)	465	1,021	2,082
Amortization of debt expense, premium, net	220	426	856
Portion of rentals representative of an interest factor	132	286	535

Total fixed charges	$ 7,398	$ 14,294	$ 27,576
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Earnings from continuing operations before income taxes and fixed charges	$ 32,257	$ 61,176	$ 132,814
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Ratio of earnings to fixed charges	4.36 x	4.28 x	4.82 x
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